UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Announces 2012 Fourth Quarter and Full Year Results”.

The financial statements tables included in the press release (pages 5-9 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-229-5833 E-mail: info@novameasuring.com http://www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2012 FOURTH QUARTER
AND FULL YEAR RESULTS

Rehovot, Israel – February 19, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2012 fourth quarter and full year results.

Highlights for the Fourth Quarter of 2012

•	Quarterly revenues of $22.1 million

•	Gross margin of 50%

•	GAAP Net income of $2.5 million, or $0.09 per diluted share

•	Non-GAAP Net income of $1.0 million, or $0.04 per diluted share

Highlights for the Full Year of 2012

•	Annual revenues of $96.2 million

•	Gross margin of 53%

•	GAAP Net income of $11.8 million, or $0.43 per diluted share

•	Non-GAAP Net income of $14.2 million, or $0.52 per diluted share

Management Comments

“Results for the fourth quarter were at the high end of our revenues guidance range and we were able to capitalize on improving demand late in the quarter,” commented Gabi Seligsohn, President and CEO of Nova. “Despite the weakness during most of the second half of the year, we managed to generate positive operating cash flow in 2012. We achieved this even after stepping up our investment in research and development, and we ended the year with over $90 million in cash reserves. Our ability to invest ahead of important technology transitions continues to be an important element of our long-term strategy. Past investment, followed by multiple new products and strong execution, has enabled us to significantly outperform the industry during 2012.”

“With foundry demand returning toward the end of Q4, our bookings increased and we ended the year with a significant improvement in our backlog, providing strong momentum as we enter 2013.  Demand for memory remains weak, but continues to represent future upside potential. As expected, we are benefitting from the need for additional foundry capacity and yield improvements at 28nm, augmented by plans for ramping at the 20nm technology node soon. Process control requirements will continue to increase as process nodes shrink. We believe that optical metrology will continue to account for a higher share of overall capital expenditures, increasing our available market. Continuing our close collaboration with process equipment manufacturers and end customers, we are focused on increasing our footprint within each fab, expanding our customer base, and growing in exciting new market segments such as 3D interconnect technology. Coupled with continued reinvestment in next generation projects, these are the primary elements of our strategy for achieving sustainable long term growth.”

Nova will discuss the results for its fiscal year 2012, along with its outlook and guidance for the first quarter of 2013, on a conference call today, February 19, 2013, beginning at 5:00pm ET. A webcast of the call will be available at: http://ir.novameasuring.com.

2012 Fourth Quarter Results

Total revenues for the fourth quarter of 2012 were $22.1 million, an increase of 15% relative to the fourth quarter of 2011, and a decrease of 10% relative to the third quarter of 2012.

Gross margin for the fourth quarter of 2012 was 50%, compared with 55% in the fourth quarter of 2011 and 53% in the third quarter of 2012.

Operating expenses in the fourth quarter of 2012 were $11.4 million, compared with $8.3 million in the fourth quarter of 2011 and $9.9 million in the third quarter of 2012.

On a GAAP basis, the company reported net income of $2.5 million, or $0.09 per diluted share, in the fourth quarter of 2012. This compares to a net income of $5.0 million, or $0.18 per diluted share, in the fourth quarter of 2011, and a net income of $2.9 million, or $0.11 per diluted share, in the third quarter of 2012.

On a Non-GAAP basis, which excludes adjustments related to tax assets, stock based compensation expenses and loss related to equipment and inventory damage, the company reported net income of $1.0 million, or $0.04 per diluted share, in the fourth quarter of 2012. This compares to a net income of $3.0 million, or $0.11 per diluted share, in the fourth quarter of 2011, and a net income of $3.7 million, or $0.14 per diluted share, in the third quarter of 2012.

Total cash reserves at the end of the fourth quarter of 2012 were $91.4 million.

2012 Full Year Results

Total revenues for 2012 were $96.2 million, compared to total revenues of $102.8 million for 2011.

Gross margin in 2012 was 53%, compared to 56% in 2011.

Operating expenses in 2012 were $40.6 million, compared to $33.3 million in 2011.

On a GAAP basis, the company reported net income of $11.8 million in 2012, or $0.43 per diluted share. This compares to a net income of $28.1 million, or $1.04 per diluted share, in 2011.

On a Non-GAAP basis, which excludes adjustments related to tax assets, stock based compensation expenses and loss related to equipment and inventory damage, the company reported net income $14.2 million in 2012, or $0.52 per diluted share. This compares to a net income of $27.1 million, or $1.00 per diluted share, in 2011.

During 2012, the company generated $7.7 million in cash flow from operating activities, as compared to $25.1 million cash flow generated from operating activities in 2011.

Total cash reserves at the end of 2012 were $91.4 million, compared to $87.1 million at the end of 2011.

Conference call details

To attend the conference call today, February 19, 2013, at 5:00pm ET, please dial in the US: 1 877 249 9037; or internationally +972 3 763 0145 or +1 212 444 0481.

To attend the conference call in Hebrew, on February 20, 2013, at 11:00am Israel Time, please dial +972 3 918 0609.

Both of the Nova financial results conference calls will be webcast live from a link on Nova’s website at http://ir.novameasuring.com, together with a presentation to accompany the conference calls.

For those unable to participate in the conference calls, there will be replays available from the same links.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, loss related to equipment and inventory damage as well as adjustments related to tax assets and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 28, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,	As of December 31,
	2012	2011

CURRENT ASSETS
Cash and cash equivalents	15,963	18,716
Short-term interest-bearing bank deposits	75,039	66,247
Held to maturity securities	--	1,582
Trade accounts receivable	17,362	13,402
Inventories	17,827	9,608
Deferred income tax assets	1,850	2,500
Other current assets	2,549	1,173
	130,590	113,228
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	405	545
Other long-term assets	516	291
Severance pay funds	1,873	2,885
	2,794	3,721

FIXED ASSETS, NET	8,660	5,998

TOTAL ASSETS	142,044	122,947

CURRENT LIABILITIES
Trade accounts payable	10,819	8,305
Deferred income	4,775	2,172
Other current liabilities	8,444	8,082
	24,038	18,559

LONG-TERM LIABILITIES
Liability for employee severance pay	2,806	3,851
Deferred income	159	611
Other long-term liability	270	20
	3,235	4,482

SHAREHOLDERS' EQUITY	114,771	99,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	142,044	122,947

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	December 31, 2012	September 30, 2012	December 31, 2011

REVENUES
Products	17,016	19,359	15,273
Services	5,082	5,059	3,919
	22,098	24,418	19,192

COST OF REVENUES
Products	7,390	7,999	5,972
Services	3,644	3,483	2,693
	11,034	11,482	8,665

GROSS PROFIT	11,064	12,936	10,527

OPERATING EXPENSES
Research and Development expenses, net	7,117	6,003	4,567
Sales and Marketing expenses	3,102	2,967	2,951
General and Administration expenses	1,191	973	746
	11,410	9,943	8,264

OPERATING PROFIT (LOSS)	(346)	2,993	2,263

INTEREST INCOME, NET	337	283	207

INCOME (LOSS) BEFORE INCOME TAXES	(9)	3,276	2,470

INCOME TAX BENEFIT (EXPENSES)	2,481	(381)	2,500

NET INCOME FOR THE PERIOD	2,472	2,895	4,970

Earnings per share:
Basic	0.09	0.11	0.19
Diluted	0.09	0.11	0.18

Shares used for calculation of earnings per share:
Basic	26,679	26,646	26,425
Diluted	27,317	27,485	27,007

NOVA MEASURING INSTRUMENTS LTD.
ANNUAL CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended
	December 31, 2012	December 31, 2011

REVENUES
Products	77,212	85,562
Services	18,956	17,266
	96,168	102,828

COST OF REVENUES
Products	31,734	33,789
Services	13,280	11,043
	45,014	44,832

GROSS PROFIT	51,154	57,996

OPERATING EXPENSES
Research & Development expenses, net	24,594	18,677
Sales & Marketing expenses	11,998	11,373
General & Administration expenses	3,978	3,229
	40,570	33,279

OPERATING PROFIT	10,584	24,717

INTEREST INCOME, NET	1,368	901

INCOME BEFORE INCOME TAXES	11,952	25,618

INCOME TAX BENEFIT (EXPENSES)	(124)	2,500

NET INCOME FOR THE PERIOD	11,828	28,118

Net income per share:
Basic	0.44	1.07
Diluted	0.43	1.04

Shares used for calculation of net income per share:
Basic	26,619	26,232
Diluted	27,277	26,931

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	December 31, 2012	September 30, 2012	December 31, 2011
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	2,472	2,895	4,970
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	858	771	541
Loss related to equipment and inventory damage	509	-	-
Amortization of deferred stock-based compensation	609	489	476
Increase (decrease) in liability for employee termination benefits, net	104	(80)	(60)
Decrease (increase) in deferred income tax assets, net	(1,806)	349	(2,500)
Decrease (increase) in trade accounts receivables	(2,461)	2,619	(1,281)
Decrease (increase) in inventories	143	(3,770)	954
Decrease (increase) in other current and long term Assets	250	(64)	85
Increase (decrease) in trade accounts payables and other long-term liabilities	(2,392)	(5)	332
Increase in other current liabilities	414	485	625
Increase (decrease) in short and long term deferred income	207	572	(287)
Net cash provided by (used in) operating activities	(1,093)	4,261	3,855

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(18,110)	11,100	8,044
Decrease in long-term interest-bearing bank deposits	140	-	86
Proceeds from (investments in) short-term held to maturity securities	1,554	(5)	(482)
Additions to fixed assets	(1,512)	(896)	(632)
Net cash provided by (used in) investment activities	(17,928)	10,199	7,016

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	12	104	163
Net cash provided by financing activities	12	104	163

Increase (decrease) in cash and cash equivalents	(19,009)	14,564	11,034
Cash and cash equivalents – beginning of period	34,972	20,408	7,682
Cash and cash equivalents – end of period	15,963	34,972	18,716

NOVA MEASURING INSTRUMENTS LTD.
ANNAUL CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended
	December 31, 2012	December 31, 2011
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	11,828	28,118
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	2,783	1,700
Loss related to equipment and inventory damage	509	-
Amortization of deferred stock-based compensation	1,927	1,435
Increase (decrease) in liability for employee termination benefits, net	(27)	43
Decrease (increase) in deferred income tax assets, net	694	(2,500)
Increase in trade accounts receivables	(3,960)	(240)
Increase in inventories	(10,513)	(1,056)
Increase in other current and long term assets	(467)	(305)
Increase (decrease) in trade accounts payables and other long term liabilities	2,510	(1,639)
Increase in other current liabilities	283	159
Increase (decrease) in short and long term deferred income	2,151	(614)
Net cash provided by operating activities	7,718	25,101

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(8,792)	(30,685)
Decrease in long-term interest-bearing bank deposits	140	86
Proceeds from (investments in) short-term held to maturity securities	1,582	(1,582)
Additions to fixed assets	(3,660)	(2,307)
Net cash used in investment activities	(10,730)	(34,488)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	259	2,709
Net cash provided by financing activities	259	2,709

Decrease in cash and cash equivalents	(2,753)	(6,678)
Cash and cash equivalents – beginning of period	18,716	25,394
Cash and cash equivalents – end of period	15,963	18,716

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2012	2012	2011

GAAP Net income for the period	2,472	2,895	4,970

Non-GAAP Adjustments:
Stock based compensation expenses	609	489	476
Adjustments related to tax assets	(2,553)	349	(2,500)
Loss related to equipment and inventory damage	509	-	-

Non-GAAP Net income for the period	1,037	3,733	2,946

Non-GAAP Net income per share:
Basic	0.04	0.14	0.11
Diluted	0.04	0.14	0.11

Shares used for calculation of Non-GAAP net income per share:
Basic	26,679	26,646	26,425
Diluted	27,317	27,485	27,007

	Year ended
	December 31,	December 31,
	2012	2011

GAAP Net income for the period	11,828	28,118

Non-GAAP Adjustments:
Stock based compensation expenses	1,927	1,435
Adjustments related to tax assets	(53)	(2,500)
Loss related to equipment and inventory damage	509	-

Non-GAAP Net income for the period	14,211	27,053

Non-GAAP Net income per share:
Basic	0.53	1.03
Diluted	0.52	1.00

Shares used for calculation of Non-GAAP net income per share:
Basic	26,619	26,232
Diluted	27,277	26,931